

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Michael Silvestrini
Co-Founder and Managing Partner
Energea Portfolio 2 LLC
52 Main Street
Chester, CT 06412

>   **Re: Energea Portfolio 2 LLC**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed February 22, 2024**
>   **File No. 024-12347**

Dear Michael Silvestrini:

 We have reviewed your amended offering statement and have the following comment(s).

 Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.   We note your response to prior comment 1. You mention under "Redemption Plan" at page 48 and elsewhere in the offering circular a 60-day hold period and additional restrictions on the ability to sell shares purchased in this offering. In light of these substantial limitations and the absence of liquidity which results from them, please prominently disclose here that (i) purchasers of Class A Investor shares may not be able to sell their shares except by submitting redemption requests to you via your Platform; (ii) purchasers must hold their Class A Investor Shares for at least 60 days before they can request redemption of their shares via your Platform; (iii) if you agree to honor a redemption request, you have 90 days to make payment on such redemption; (iv) your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice; (v) Class A Investor Shares may not be transferred without the Company's consent, which you can withhold in your sole discretion; and (vi)

you have a right of first refusal to purchase any Class A Investor Shares proposed to be transferred. At each place that you discuss redemption or possible sales or transfers of the shares by investors, also add cross-references to risk factors which address related risks and limitations on liquidity.

Use of Proceeds, page 11

2.	We note your response to prior comment 5. Please provide estimated percentages of the proceeds from this offering that you plan on allocating to existing and anticipated projects. Specify the current projects to which net proceeds will be allocated as well as the estimated allocable amounts. If there are factors that may influence your estimated use of proceeds, please include these factors in this section and explain how these factors may influence the estimated uses.

3.	You indicate that you might invest in projects using the Manager's capital before raising "enough capital" from investors. You also suggest that offering proceeds "may be used to pay fees owed to the Manager and its affiliates." Provide updated and current tabular disclosure to reflect all such potential uses, and clarify whether the "fees owed" would be separate and distinct from the amounts referenced in footnote 1 to the table. Additionally, if there are factors that may impact your estimated use of proceeds, please include these factors in this section and explain how these factors may impact the estimated uses.

Distributions, page 32

4.	If true, disclose explicitly here, in the risk factors, and in discussion elsewhere in the offering circular that you have not made any profit to date and that any "distributable cash flow" distributions to investors in the absence of such profit are considered to be a return of capital. Also, please revise generally to ensure that your references to IRR do not potentially result in any reader misunderstanding regarding what the percentages and amounts signify vis-a-vis net income or profit.

Redemption Plan, page 48

5.	We note your disclosure that your Manager may, in its sole discretion, amend, suspend, or terminate the Redemption Plan at any time without prior notice for any reason, and you reserve the right to reject any Redemption Request at any time for any reason. Please state this clearly at the outset of this section.

6.	Revise to disclose how investors will be able to ascertain the redemption price prior to submitting a redemption request.

7.	Please file a copy of the Redemption Plan as an exhibit to your offering circular. Refer to Item 17(3)(a) of Part III of Form 1-A.

	Please contact Joanna Lam at 202-551-3476, Staff Accountant, or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the

Michael Silvestrini
Energea Portfolio 2 LLC
March 21, 2024
Page 3

financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at 202-551-3905 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David H. Roberts, Esq.